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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                            (Name of Subject Company)

                                   ---------

                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   455792 10 1
                      (CUSIP Number of Class of Securities)

                                 LIN JOHNSTONE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                               901 Market Street
                                   Suite 475
                              Wilmington, DE 19801
                                 (302) 777-1608
                  (Name, address and telephone number of person
          authorized to receive notices and communications on behalf of the persons filing statement)

                                 With copies to:
                               MARVIN S. ROBINSON
                         TANNENBAUM DUBIN & ROBINSON, LLP
                           1140 AVENUE OF THE AMERICAS
                             NEW YORK, NEW YORK 10036
                                 (212) 302-2900

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
    COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.








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         The following is a joint press release issued by Industri-
Matematik International Corp. and Symphony Technology Group on November 4, 2002, announcing the proposed tender offer and merger.


                   Symphony Technology Group Announces
       Definitive Merger Agreement to Acquire All Outstanding Shares of
                  Industri-Matematik International Corp.

   Conference Call Scheduled for November 4, 2002, 11:00am Eastern Time


Palo Alto, Calif. and Mt. Laurel, New Jersey - November 4, 2002:
Symphony Technology Group and Industri-Matematik International Corp. (NASDAQ: IMIC) today jointly announced a definitive merger agreement pursuant to which a subsidiary of Symphony Technology Group would acquire Industri-Matematik International Corp. for an aggregate purchase price of approximately $11 million, or $.35 per share in cash. Industri-Matematik fits well into Symphony's exclusive focus on building enterprise software technology companies into market leaders. Symphony's strategy is to leverage Industri-Matematik's historical leadership in the customer fulfillment solutions market to the benefit of its customers.

"Industri-Matematik has achieved its position as a leader in the customer fulfillment solutions market by delivering world class solutions that provide compelling returns on investments for their customers," commented Dr. Romesh Wadhwani, Managing Partner, Symphony Technology Group. "We intend to extend this market leadership position by developing products and services that build upon Industri-Matematik's strengths, focusing on their strong customer base, and strengthening the company's financial position."

President and CEO of Industri-Matematik Lin Johnstone commented, "We believe that this transaction is in the best interests of our key stakeholders: shareholders, customers, and employees."

Industri-Matematik plans to announce its financial results for the second fiscal quarter ending October 31, 2002 on Tuesday, November 19, 2002.
The time of the call and the dial in details will be available at the company's web site, www.industri-matematik.com on November 11, 2002.


About the Transaction

Under the terms of the merger agreement, STG OMS Acquisition Corp., a wholly-owned indirect subsidiary of Symphony Technology Group, will promptly commence a tender offer for all outstanding shares of Industri-Matematik. The obligation of STG OMS Acquisition Corp. to complete the tender offer will be conditioned, among other things, on a minimum of 65% of the shares of Industri-Matematik being tendered and not withdrawn.
Any Industri-Matematik shares not acquired by Symphony in the tender offer will be acquired in a second step merger.
The board of directors of Industri-Matematik has unanimously approved the transaction and resolved to recommend that Industri-Matematik shareholders accept the offer. Warburg Pincus Investors, L.P., which owns approximately 38% of the outstanding shares of Industri-Matematik, has agreed with Symphony Technology Group to tender all of its shares. Symphony expects that the necessary filings with the Securities and Exchange Commission in connection with the tender offer will be made within the next several days and that offer documents will be mailed to Industri-Matematik International Corp. shareholders promptly thereafter.

Conference Call Information

Industri-Matematik will host a teleconference today, November 4, 2002 at 11:00 a.m. Eastern Standard Time. To participate in the call, dial (800) 553 0327 in the U.S. and (612) 332 0819 from outside the U.S. The teleconference will be archived for four weeks and available at www.industri-matematik.com.


About Symphony Technology Group

Symphony is a leading technology investment firm with an exclusive focus on building enterprise software technology companies into market leaders. The firm was founded by Managing Partner Dr. Romesh Wadhwani, formerly the Chairman, Founder, and CEO of Aspect Development. Limited partners in the fund family managed by Symphony include Accel Partners and Bessemer Venture Partners, two highly regarded venture capital firms with over $4 billion of capital under management. The firm is headquartered in Palo Alto, California.


About Industri-Matematik

Industri-Matematik International Corp. - The Order Company - is a provider of high-performance supply chain solutions for the retail value chain which turn supply chain friction into smooth order flows. Its software enables companies to manage order and replenishment business processes based on actual customer demand to enable best-in-class, pull-driven supply chain practices. Industri-Matematik's software includes collaborative order management, fulfillment, customer relationship management (CRM), distribution center and store replenishment, supply chain analytics, visibility, and event management capabilities.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when they become available, because they will contain important information. The tender offer statement will be filed by STG OMS Acquisition Corp. with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Industri-Matematik International Corp. with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by STG OMS Acquisition Corp. and Industri-Matematik International Corp. at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to D.F. King & Co., the information agent for the offer.

The statements contained in this release that are not historical facts contain forward-looking information with respect to plans, projections or future performance of Industri-Matematik and further versions of its software products, the achievements of which involve certain risks and uncertainties, including, but not limited to, the success of its reorganization, product demand and market acceptance risks, the effect of economic conditions particularly in its target markets, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and other uncertainties detailed in Industri-Matematik's filings with the Securities and Exchange Commission, particularly its Annual Report on Form 10-K filed in July 2002. All information in this release is as of November 4, 2002. Industri-Matematik undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in its expectations.

For more information, contact:
Industri-Matematik International Corp., Mt. Laurel, New Jersey
Lin Johnstone (CEO) or Sue Salvesen (CFO) at: ir@im.se
Phone US: +1-856-793-3269
Phone Europe: +46-8-676-5696